UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 May 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT customers donate €140,000 to WFP school feeding projects
21 May 2007

21 May 2007

TNT customers donate €140,000 to WFP school feeding projects

TNT, the global mail and express company, today presented a cheque for € 140,000 to the United Nations World Food Programme (WFP). The funds will help more than 5,500 children through WFP's school feeding projects in countries like Tanzania, Cambodia, Nicaragua, India and Indonesia.

TNT Express' International Business Unit led a cause-related campaign in 41 countries between October 2006 and January 2007, using direct mail to raise awareness and funds for WFP. The money was collected from among TNT's express services customers who agreed that TNT would donate a percentage of each consignment cost on their behalf.

"TNT's fund raising campaign allowed customers to contribute with TNT to the fight against world hunger," says James McCormac, Chief Operating Officer, TNT's express division. "We sent more than 465,000 direct mail items and achieved excellent response rates. Sharing responsibility for the world that surrounds us is a positive initiative that engages both our employees and customers. That is why I am pleased with the result of our recent campaign. Our mission is to exceed our clients' expectations for worldwide distribution but, if we can do this in a social context, so much better. Equally to have highly engaged and competent people working for the world promotes pride among our employees."

Cause-related marketing, or CRM, uses marketing tools and other methods to join corporate interests to the objectives of non-profit organisations.

TNT has been an active partner of the WFP, the world's largest humanitarian aid agency, since 2002. Each year, WFP provides food aid to an average 90 million people, including 56 million hungry children, in more than 80 countries. TNT has committed its knowledge, skills and resources to helping WFP over five years.

In 2006 alone, TNT invested €6.5 million in its partnership with the WFP. Employee fundraising provided an additional €2.4 million. Since 2002, TNT has contributed €32.3 million to WFP operations, including TNT employees' donation of €7.4 million. TNT's contribution includes knowledge transfer, support to emergencies, awareness campaigns, and fundraising projects. TNT also provides hands-on support to the WFP in countries hit by disaster, such as Indonesia, Pakistan, Lebanon and most recently in Mozambique.

About TNT's express division

TNT's express division is one of the world's leading business to business express delivery services providers. It delivers 4.1 million parcels, documents and pieces of freight a week to over 200 countries using its network of over 1,200 depots, hubs and sortation centres. The division operates over 23,400 road vehicles and 44 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

TNT's express division employs over 54,000 staff worldwide (as per the end of 2006). It is the first organisation to have achieved global recognition as an Investor in People. The division reported revenue of € 6.01 billion in 2006. The operating income was € 580 million, up 21.8 % compared to 2005. Visit the TNT express division online: http://www.tnt.com/express .

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 21 May 2007